UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)*

Cicero Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

171708100

(CUSIP Number)

John L. Steffens

c/o Spring Mountain Capital, LP

65 East 55th Street, 33rd Floor

New York, New York 10022

(212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS JOHN L. STEFFENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,341,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,341,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,341,564
12	CHECK BOX IF THE A GGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

This is the sixth amendment to the original Schedule 13D, which was filed on July 13, 2007, and previously amended on October 12, 2007, on April 29, 2009, on January 26, 2010, on April 25, 2013, and on April 15, 2015 (the “Fifth Amendment”).

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Cicero Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Regency Parkway, Suite 542, Cary, North Carolina 27518.

Item 2. Identity and Background.

(a) This statement is filed on behalf of John L. Steffens (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is c/o Spring Mountain Capital, LP, 65 East 55th Street, 33rd Floor, New York, New York 10022.

(c) The principal occupation of the Reporting Person is serving as the Senior Managing Director of Spring Mountain Capital, LP, an investment management firm.

(d) Not applicable.

(e) Not applicable.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Since the Reporting Person last reported acquisitions of Shares (see the Fifth Amendment), the Reporting Person entered into a Stock and Warrant Purchase Agreement, dated July 15, 2015 (the “Purchase Agreement”), pursuant to which the Reporting Person expended a total of $190,000 to acquire (i) 4,750,000 Shares, (ii) 16,625,000 warrants to purchase Shares with an exercise price of $0.04 per Share, (iii) 14,777,778 warrants to purchase Shares with an exercise price of $0.045 per Share, and (iv) 7,600,000 warrants to purchase Shares with an exercise price of $0.05 per Share. Such funds were provided from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer based on his belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person is a member of the Board of Directors of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

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Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 227,177,272 Shares outstanding, consisting of 155,353,377 Shares outstanding, reported as of July 15, 2015, in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2015, 25,000,000 Shares issued by the Issuer pursuant to the Purchase Agreement, the warrants to purchase an aggregate of 39,002,778 Shares issued to the Reporting Person pursuant to the Purchase Agreement as described in Item 3 above, and an aggregate of 7,821,117 Shares represented by the warrants, Series A-1 Preferred Stock, Series B Preferred Stock, and options previously issued to the Reporting Person as more fully described below and in Item 6 and which are exercisable within 60 days of the filing of this Sixth Amendment.

(a) As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 153,341,564 Shares, of which (a) 106,517,669 are owned of record by the Reporting Person, (b) 14,832 are issuable upon the conversion of 14.832 shares of Series A-1 Preferred Stock (convertible at any time into Shares on a 1-for-1,000 basis), (c) 6,400,000 are issuable upon the conversion of 6,400 shares of Series B Preferred Stock (convertible at any time into Shares on a 1-for-1,000 basis), (d) 40,391,063 are issuable upon the exercise of common stock purchase warrants and (e) 18,000 are issuable upon the exercise of options.

(b)	The Reporting Person has the sole power to vote and dispose of the Shares.
(c)	On July 15, 2015, the Reporting Person entered into the Purchase Agreement. See Item 3 above.
(d)	Not applicable.
(e)	Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person acquired warrants to purchase 438,285 Shares in connection with the delivery of a Long Term Promissory Note, and subsequent amendment thereto, by the Issuer to the Reporting Person. The Reporting Person acquired warrants to purchase 2,800,000 Shares as incentive for the cancellation of short-term notes held by the Reporting Person. The Form of Long Term Promissory Note Stock Purchase Warrant is attached as Exhibit 1 to the Fifth Amendment. The Form of Amended Long Term Promissory Note Stock Purchase Warrant is attached as Exhibit 2 to the Fifth Amendment.

The Reporting Person acquired 14.832 shares of Series A-1 Preferred Stock in connection with a restructuring of the Issuer. The Series A-1 Preferred Stock is convertible at any time on a 1-for-1,000 basis and has no expiration date. The rights and preferences of the Series A-1 Preferred Stock are set forth in the Issuer’s Certificate of Designation of the Series A-1 Preferred Stock. The description of the Certificate of Designation of the Series A-1 Preferred Stock, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Certificate of Designation of the Series A-1 Preferred Stock, which is attached as Exhibit 3 to the Fifth Amendment.

The Reporting Person purchased 6,400 shares of Series B Preferred Stock for total consideration of $960,000. The Series B Preferred Stock is convertible at any time on a 1-for-1,000 basis and has no expiration date. The rights and preferences of the Series B Preferred Stock are set forth in the Issuer’s Certificate of Designation of the Series B Preferred Stock. The description of the Certificate of Designation of the Series B Preferred Stock, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full description of the Certificate of Designation of the Series B Preferred Stock, which is attached as Exhibit 4 to the Fifth Amendment.

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In connection with the Issuer’s 2007 Employee Stock Option Plan, the Reporting Person was awarded options to purchase 18,000 Shares in his capacity as a director of the Issuer. The options are currently exercisable. The description of the 2007 Employee Stock Option Plan, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the 2007 Employee Stock Option Plan, which is attached as Exhibit 5 to the Fifth Amendment.

The Reporting Person converted an aggregate of $6,950,514 of debt owed to him by the Issuer into 69,505,140 Shares, at a rate of $0.10 per Share, pursuant an Exchange Agreement, dated April 8, 2015 (the “Exchange Agreement”), which is attached as Exhibit 6 to the Fifth Amendment.

In connection with the Purchase Agreement, which is attached as Exhibit 7 to this Sixth Amendment and incorporated by reference into this Item 6, the Reporting Person entered into an Investor Rights Agreement, dated as of July 15, 2015 (the “Investor Rights Agreement”), by and among the Issuer, Privet Fund LP (“Privet”) and the Reporting Person, which is attached as Exhibit 8 to this Sixth Amendment.

As a condition to closing under the Purchase Agreement, the Reporting Person entered into a Voting Agreement, dated as of July 15, 2015 (the “Voting Agreement”), by and between Privet and the Reporting Person, which is attached as Exhibit 9 to this Sixth Amendment. Based on the execution of the Purchase Agreement, the Investor Rights Agreement and the Voting Agreement, the Reporting Person and Privet may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, the Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by Privet, and expressly retains the sole voting and investment power over the Shares beneficially owned by the Reporting Person.

In connection with the Purchase Agreement, the Reporting Person entered into a Series A-1 Preferred Stock Voting Agreement, dated as of July 15, 2015 (the “Series A-1 Voting Agreement”), by and among Privet, the Reporting Persons and Mark Landis and Carolyn Landis (together, “Landis”), which is attached as Exhibit 10 to this Sixth Amendment.

In connection with the Purchase Agreement, the Reporting Person entered into a Series B Preferred Stock Voting Agreement, dated as of July 15, 2015 (the “Series B Voting Agreement”), by and among Privet, the Reporting Person and Don Peppers (“Peppers”), which is attached as Exhibit 11 to this Sixth Amendment.

Other than the warrants, the Series A-1 Convertible Preferred Stock, the Series B Preferred Stock, the options, the Exchange Agreement, the Purchase Agreement, the Investor Rights Agreement, the Voting Agreement, the Series A-1 Voting Agreement and the Series B Voting Agreement described above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

See Item 4 above regarding disclosure of the relationship between the Reporting Person and the Issuer, which disclosure is incorporated here by reference. In his role as a member of the Issuer’s Board of Directors, the Reporting Person may be entitled to receive compensation from the Issuer in the form of Shares or securities exercisable for Shares.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Form of Long-term Promissory Note Stock Purchase Warrant (incorporated by reference to Exhibit 4.17 to Issuer’s Form 10-K filed March 31, 2009)
2	Form of Amended Long-term Promissory Note Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to Issuer’s Form 10-K filed March 31, 2011)
3	Description of Certificate of Designation of Series A-1 Preferred Stock (incorporated by reference to Issuer’s Form 10-K filed March 31, 2015)
4	Description of Certificate of Designation of Series B Preferred Stock (incorporated by reference to Issuer’s Form 10-K filed March 31, 2015)
5	2007 Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to Issuer’s Form 10-K filed March 31, 2008)
6	Exchange Agreement, dated as of April 8, 2015, by and among the Issuer and the Reporting Person, filed with the Fifth Amendment
7	Stock and Warrant Purchase Agreement, dated as of July 15, 2015, by and among the Issuer and each purchaser identified on Schedule I thereto (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on July 16, 2015)
8	Investor Rights Agreement, dated as of July 15, 2015, by and among the Issuer, Privet and the Reporting Person (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on July 16, 2015)
9	Voting Agreement, dated as of July 15, 2015, by and between Privet and the Reporting Person (incorporated by reference to Exhibit 99.1 to Issuer’s Form 8-K filed on July 16, 2015)
10	Series A-1 Preferred Stock Voting Agreement, dated as of July 15, 2015, by and among Privet, the Reporting Person and Landis (incorporated by reference to Exhibit 99.2 to Issuer’s Form 8-K filed on July 16, 2015)
11	Series B Preferred Stock Voting Agreement, dated as of July 15, 2015, by and between Privet, the Reporting Person and Peppers (incorporated by reference to Exhibit 99.3 to Issuer’s Form 8-K filed on July 16, 2015)

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2015	/s/ John L. Steffens
JOHN L. STEFFENS

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